

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Fax
Mr. Bryan D. Richardson
Executive Vice President - Finance and Chief Financial Officer
American Retirement Corporation
111 Westwood Place, Suite 200
Brentwood, TN 37027

January 7, 2006

RE: **American Retirement Corporation**
   Form 10-K for the fiscal year ended December 31, 2004
   File No. 001-13031

Dear Mr. Richardson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director